LCNB Corporation

Total Return Performance



	Period Ending				
Index	**12/31/98**	**12/31/99**	**12/31/00**	**12/31/01**	**12/31/02**
LCNB Corporation	100.00	142.11	72.75	87.05	109.65
NASDAQ - Total US*	100.00	185.46	111.65	88.58	61.23
SNL Midwest OTC-BB and Pink Sheet Banks	100.00	86.48	71.28	65.74	84.32

*Source: CRSP, Center for Research in Security Prices, Graduate School of Business, The University of Chicago, 2003.
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